FILER:
COMPANY DATA:
COMPANY CONFORMED NAME: SODEXHO ALLIANCE SA
CENTRAL INDEX KEY: 0001169715
STANDARD INDUSTRIAL CLASSIFICATION: SERVICES-MANAGEMENT SERVICES [8741] IRS NUMBER: 000000000
FISCAL YEAR END: 0831
FILING VALUES:
FORM TYPE: 6-K
SEC ACT: 1934 Act SEC
FILE NUMBER:
FILM NUMBER:
BUSINESS ADDRESS:
STREET 1: 3 AVENUE NEWTON
STREET 2: 78180 MONTIGNY-LE-BRETONNEUX
CITY: FRANCE
STATE:
ZIP: 00000
BUSINESS PHONE: 0113313085
6-K
FORM 6-K
                              SECURITIES AND EXCHANGE COMMISSION
                                      Washington D.C. 20549

                                             FORM 6-K

                                 REPORT OF FOREIGN PRIVATE ISSUER
                             PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                                  SECURITIES EXCHANGE ACT OF 1934

                                            May 11, 2004

                                        SODEXHO ALLIANCE SA
                                         3, avenue Newton
                                   78180 Montigny-le-Bretonneux
                                              France
                             (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F         X                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                                 No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: Fiscal 2003-2004 Half-Year Results

                               EXHIBIT LIST

Exhibit           Description

99.1    Fiscal 2003-2004 Half-Year Results

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE SA
By: /s/ Sian Herbert-Jones
-------------------------------
Name:    Sian Herbert-Jones
Title:   Chief Financial Officer

Date: May 11, 2004

EX-99.1
Fiscal 2003-2004 Half-Year Results

Exhibit 99.1

Fiscal 2003-2004 Half-Year Results

Code EURONEXT: EXHO.PA / Code NYSE: SDX

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated" , "project ", "plan", "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management 's views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.

                       Group net income increased by 12.7%
                     and by 24.3% excluding currency effects

Paris - May 6, 2004 - The Board of  Directors  of  Sodexho  Alliance  (Euronext:
EXHO.PA / NYSE:SDX) met on May 4, 2004 under the chairmanship of Pierre Bellon to examine the interim financial statements for the six months ended February 29, 2004.


              Financial performance for the first half of 2003-2004




            Six months      Six months     % change      Currency     % change
            ended           ended          excluding     effects
            February 28,    February 29,   currency
            2003            2004           effects

Revenues      6,198           5,890          +3.9%         -8.4%        -4.5%

EBITA           294             281          +4.0%         -8.7%        -4.7%

Group net
 income          86              97         +24.3%        -11.6%       +12.7%



o The organic growth in revenues, at constant consolidation scope and excluding currency effects, was 3.9%, compared to 2.9% for the prior comparable period.

o The euro's sharp appreciation against other currencies, notably the US dollar, led to a translation effect in the consolidated accounts which reduced reported revenues by 8.4%, EBITA by 8.7% and Group net income by 11.6%. However, unlike exporting companies, our subsidiaries revenues and expenses are denominated in the same currency. Consequently, currency fluctuations do not create operating risk for Sodexho.

o Excluding currency effects:

     o EBITA increased by 4%, which represents an EBITA margin of 4.8%

     o Group net income after goodwill amortization increased by 24.3%.

Food and Management Services

North America

The organic growth in revenues in the first-half of 2003/2004 was 4.1%, as compared to 3.3% for the prior comparable period. With organic growth rates of 5.8% in the Education segment and 4% in the Healthcare and Seniors segments, the Sodexho teams continue to implement the development strategy of the Group - client retention, increasing sales on existing sites and the conversion of self-operated accounts. In the Business and Industry segment, revenues decreased by 0.7%, mainly due to the impact of delocalizations and the absence, as of today, of any sign of increased employment in large businesses. The Defense segment benefited from one additional month of activity in the 55 sites for the US Marine Corps as compared to the prior comparable period. From the beginning, this contract has required great flexibility from our local teams to adapt to the client's frequently changing needs.

During the first-half of 2003/2004, we achieved commercial successes such as Novartis Research Center, Harley Davidson, the World Bank Conference Center, the public schools of Saint-Louis, the University of Concordia (Wisconsin) and the University of Tulsa (Oklahoma). In Canada, Sodexho signed the largest contract ever in the public healthcare sector with the Vancouver Coastal Health and Providence Authority. This 10-year contract valued at CAD 405 million (EUR 240 million) includes 22 hospital and retirement home sites.


EBITA was EUR 146 million, with an EBITA margin of 5.5% after taking into account the additional amortization costs in connection with our investments in information systems implemented during the prior fiscal year.


Continental Europe

Organic growth of revenues in the first-half of 2003/2004 was 3.3%, as compared to 4.9% in the prior comparable period, mainly due to:
     - a difficult economic environment in the Business and Industry segment in France and in Northern Europe, and
     - a more competitive market for public contracts in Scandinavia and in Southern Europe.

In this environment, the Business and Industry segment achieved an organic growth of 2.6%. The organic growth in the Education and Healthcare and Senior segments was 3.6% and 4.9%, respectively.

A number of major contracts were signed during the first-half of 2003/2004, such as Alcatel Space and Generali in France, Sambacy Group in Turkey and Gavle in Sweden, the school systems of Frankfurt, Milan, Sienna and Budapest, the University of Utrecht, 20 centers for the disabled in Fejer, Hungary and the Fremap clinic in Spain.

EBITA was EUR 87 million with an EBITA margin of 4.6%. The first half results reflected difficulties and subsequent reorganization in the meals delivery activity in Education, in metropolitan Paris, which weighed temporarily on the operating margin.

United Kingdom and Ireland

Revenues decreased by 7.2% due to the termination of loss-making contracts in the Business and Industry and Healthcare segments during the prior comparable period.

In recent months, two long-term contracts, each valued at 19 million euro annually, were signed: the Colchester Garrison in the Defense segment and the Havering Hospital in Healthcare.

EBITA was EUR 5 million, or an EBITA margin of 0.8%. These results do not include EBITA profit of EUR 6 million earned by our British teams, for the Rugby World Cup in Australia. EBITA margin increased from 0.6% to 1.6%.

The action plan begun 18 months ago to return the subsidiary to profitability is well underway, and is focused on the following: better control over costs on each site, the renegotiation or termination of unprofitable contracts, the training and motivation of the teams, and reductions in overhead costs. Progress made in this area is partially offset by increases in pension fund contributions.

The team in the United Kingdom and Ireland, is reinforcing the action plans in order to restore profitability to a level in line with that of the rest of the Group.


Rest of the world

In Sodexho's other regions, organic growth was 21.5%, of which almost half resulted from the hospitality package contract for the Rugby World Cup in Australia. During the first half, we experienced commercial successes in the Remote Sites segment with the signing of new contracts such as Chiyoda in the Sakhalin Islands, the residential complex in Al Khor for Qatargas and the extension of Shell Rabi in Gabon. The Food and Management Services activity continues its development in China with the signature of contracts such as Shanghai Automotive Industry Corporation and Saint Gobain. In Latin America, growth accelerated as illustrated by numerous commercial successes such as Siemens and Anglo-American in Brazil and Leonisa in Colombia, and margins are improving.

EBITA was EUR 19 million with an EBITA margin of 3.4%.


Service Vouchers and Cards

Revenues in the Service Vouchers and Cards activity include client and affiliate commissions and investment income. Although organic growth for this activity was only 4.1% for the first half, issue volume of 2.5 billion euro represents an approximate 10% increase as compared to the prior comparable period, excluding currency effects.

The general decline in interest rates, notably in Latin America, and the labor force reductions in businesses, mainly in Germany, have held back growth.



In Great Britain, revenues for the first half of the prior year included exceptional billings to the Home Office pertaining to the shift from paper vouchers to smart cards. This new system improves the reliability and the security of the service while reducing the client's distribution costs.

New contracts continue to be signed, for example, the Aldi Group in Belgium, a savings bank in Romania, Philip Morris and Unilever in Hungary, Adecco in France and Ipostel in Venezuela.

EBITA was EUR 37 million with a margin of 29% as compared to 33% in the prior comparable period. This change resulted mainly from lower interest rates on financial investments.



Net financial expense


The net financial expense of EUR 65 million improved by EUR 17 million due to the reduction in debt-related expenses.



Net exceptional expense

Net exceptional expense of EUR 11 million mainly includes:

     o the provision recorded for the sale of the subsidiary Medcheque in Brazil for EUR 6 million, and

     o provisions totaling EUR 4 million related to stock options and losses on treasury shares acquired in connection with existing stock option plans.


Income tax

The effective tax rate decreased from 41% for the first-half 2002/2003 to 35% for the first-half 2003/2004, mainly as a result of realizing tax deductions on items which were previously considered non-deductible.


Group net income

Group net income after amortization of goodwill was EUR 97 million, an increase of 24.3% excluding currency effects.

Outlook

In November 2003, the Board of Directors fixed minimum objectives for 2003-2004. Today, based on current information, we confirm :
     - organic growth in revenues of at least 3.1%,
     - EBITA of approximately EUR 550 million,
     - Group net income, excluding exceptional items, of EUR 170 million.

     These figures are based on the exchange rates used in the fiscal year 2002-2003 financial statements.

      Based on current exchange rates, we estimate that the currency variations will have a negative impact of around 7% to 8% on Group Net Income for the fiscal year.

The Board of Directors has expressed its confidence in the Group's future because Sodexho's strengths are numerous:
     - Sodexho's values: service spirit, team spirit, and spirit of progress;
     - Sodexho's mission: "Improve the quality of daily life", which gives meaning to all of our team members;
     - Sodexho's worldwide network and its presence in 76 countries;
     - Sodexho's strong competitive positions;
     - Sodexho's excellent financial model.




About Sodexho Alliance

Founded in Marseille in 1966 by Chairman and Chief Executive Officer Pierre Bellon, Sodexho Alliance is the world's leading provider of food and management services. With 308,000 employees on 23,900 sites in 76 countries, Sodexho Alliance reported consolidated sales of 11.7 billion euros for the fiscal year that ended on August 31, 2003. The Sodexho Alliance share has been listed since 1983 on the Euronext Paris Bourse, where its market value totals 3.7 billion euro. The Sodexho Alliance share has been listed since April 3, 2002, on the New York Stock Exchange.





Investor Relations : Jean-Jacques Vironda
Tel : + 33 (1) 30 85 72 03
Fax : + 33 (1) 30 85 51 81
E-mail : jeanjacques.vironda@sodexhoalliance.com

Press Relations : Jerome Chambin
Tel : + 33 (1) 30 85 74 18
Fax : + 33 (1) 30 85 52 32
E-mail : jerome.chambin @sodexhoalliance.com